

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2014

Via E-mail
John Weinhardt
President and Chief Executive Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326

> **Re:** **Unique Fabricating, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 26, 2014**
> **CIK No. 0001617669**

Dear Mr. Weinhardt:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Prospectus Cover Page

3. Please highlight your cross-reference to the risk factors section by prominent type or in another manner pursuant to Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 3

4. We note your disclosure regarding your strengths and business strategy. Please provide a brief discussion of your current debt level, including the type and amount of your assets that have been pledged as collateral under your senior secured credit facility and the risks to shareholders that a significant number of your officers, directors and affiliates own shares of your common stock.

Our Strengths, page 3

5. We note your disclosure in the first paragraph of this section on page 3 regarding your belief that you provide products of "unquestionable quality." Please provide the basis for such belief and explain what you mean with the term "unquestionable quality." Similarly, tell us the basis for your belief that "[d]ue to your technical sophistication, raw material and adhesive innovation and rapid responsiveness, [you] have a reputation with [your] key customers as the supplier of choice for [your] core products within the North American automotive and appliance markets" in the second sentence on page 4.

6. Please provide a brief explanation of what you mean by "lean manufacturing techniques" on page 3 and briefly describe in your business section how you use "statistical methods to drive productivity and quality improvement."

7. We note your disclosure regarding your long-term relationships with raw material and adhesive suppliers and that you pursue exclusive relationships with those suppliers. To the extent material, please disclose the material terms of such exclusive relationships.

Our Strategy, page 4

8. Please revise the second to the last sentence in the fifth paragraph of this section to state as belief and explain what you mean when you state that raw material and adhesive suppliers rely on you to provide "marketplace insight" into new or emerging customer challenges.

9. We note your disclosure on page 4 that you "will continue to selectively pursue acquisitions that add new products and or processes to further expand [your] portfolio of customer solutions" and your disclosure on page 5 that you "expect to selectively continue to pursue opportunistic acquisitions and entry into new growth markets outside the automotive part industry." Please disclose whether you currently have any understandings or agreements with any companies related to this strategy.

10. Please identify your financial sponsor and briefly describe your relationship with your financial sponsor.

The Offering, page 6

11. We note from your discussion that unless you specifically state otherwise, the share information in this prospectus assumes an anticipated three for one stock split based, upon an assumed initial public offering price of $9.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus. Please disclose when you intend to effect the stock split. In this regard, please be advised if the stock split occurs at or prior to the effective date of the registration statement you are required to give retroactive effect to the stock split in the financial statements, including footnote disclosure explaining the change made and state the date the change became effective. Please confirm your understanding of this matter in your next response to us. Refer to the guidance in SAB Topic 4:C.

Summary Consolidated Financial Data and Other Data, page 7,

12. We note that the company has presented financial information which combines the predecessor's results of operations for the period from December 31 through March 17, 2013, and the successor's results of operations for the period from March 18 through June 30, 2013 for the 26 weeks ended June 30, 2013, and March 18 through December 29, 2013 for the year ended December 29, 2013 in the Summary Consolidated Financial Data and other Data and Selected Consolidated Financial Data sections of the document. We also note that your discussion of the company's results of operations in MD&A has been provided using the combined bases. Please be advised that it is not appropriate to combine the results of operations for the predecessor and successor periods for purposes of any presentation or discussion as the financial statements of the predecessor and successor are prepared on different bases of accounting and are not comparable. In this regard, you may revise MD&A and other relevant sections of the document to include separate discussions of the predecessor and successor entities' results of operations for each respective period or a discussion of the company's results of operations for 2013 on a pro forma basis. Please revise all sections of the document accordingly.

Dilution, page 24

13. Reference is made to your disclosure of pro forma as adjusted net tangible book value as of June 29, 2014 of $1.64 million or $0.19 per share. Please explain to us and disclose in a footnote how you arrived at this amount as we were unable to recalculate.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 26

14. Refer to adjustment (2) on pages 26 and 27. Please tell us and revise your disclosure to describe the nature of revised estimates of depreciable lives and related calculations.

15. Refer to adjustment (3) on pages 26 and 27. Please explain why purchase accounting resulted in a reversal of amortization of step-up in inventory basis to estimated fair market value and a decrease of $.34 million to cost of sales.

16. Refer to adjustment (7) at the top of page 27. Please provide us with your calculation for arriving at the pro forma tax amounts. The adjusted provision for income tax amounts included in columns "As Adjusted Before Offering" and "Unique Proforma" do not appear to represent 37% of pretax income. Please advise.

17. Refer to adjustment (8) at the bottom of page 27. Please revise to include the principal balance and interest used to calculate the pro forma adjustment. The level of detail provided in your footnote should allow a reader to easily recalculate or determine how the amount was derived.

Use of Proceeds, page 21

18. We note your disclosure on page 21 that you intend to use proceeds remaining after payment of the 16% senior subordinated note to temporarily reduce the borrowing under your revolving credit facility. Please disclose the interest rate and term of your revolving credit facility.

Business, page 43

Overview, page 43

19. We note your disclosure in the third paragraph on page 43 that you have a "broader array of processes and materials utilized than any of [your] direct competitors." Please revise to state as a belief and tell us the basis for such belief.

20. Please clarify what you mean by a "high return on invested capital" on page 43 in describing your business strategy.

Overview of Appliance, HVAC, and Water Heater Industries, page 45

21. Please provide the source for the data regarding the household appliance and water heater industries in the third and fourth paragraphs of this section on page 45. In addition, please clarify what you mean by "emerging markets" by identifying such markets.

Our Strengths, page 46

22. We note your disclosure on page 46 regarding your exclusive contract with the "only source of recycled polyol for polyurethane in your industry." With a view towards revised disclosure, please tell us the percentage of your revenues that are dependent upon this supplier and other sole source suppliers and, if material, please include a risk factor addressing the resulting risks.

Products, page 47

23. Please revise the second sentence on page 48 to state as a belief and tell us the basis of your belief that your product offering "is the most comprehensive of similar companies operating in this industry."

Management, page 53

Directors, Executive Officers and Corporate Governance, page 53

24. We note that Mr. Baum and Mr. Cooke are associated with Taglich Private Equity and Taglich Brothers, respectively, and that Taglich designated Mr. Baume, Mr. Cooke, Mr. Frascoia and Mr. Viola as directors. We also note that Peninsula designated Mr. Illikman, a member of Peninsula Capital Partners, and Ms. Korth as directors. In an appropriate part of your prospectus, please address the potential conflict of interest created by Taglich's ownership of your company and its designees serving on your board of directors. Similarly, address the potential conflict of interest created by Peninsula's ownership of your company, its designees serving on your board of directors and its right to nominate one director until such time as its beneficial ownership of your company is less than 5%. In this regard, we note that on page 6 you address the conflict created by Taglich's role as an underwriter in this offering.

25. We note that Mr. Frascoia serves as the president and chief executive officer of CPS, that Mr. Viola serves as a director of Allied Specialty Vehicles and Manac, Inc. and that Ms. Korth is the president and chief executive officer of Techniplas and founder of IRN Inc. With a view towards revised disclosure, please tell us whether any of these positions create potential conflicts of interest with your business. If material, please revise to include a risk factor discussing the potential conflicts of interest.

Properties, page 52

26. We note that your website at http://uniquefab.com/die-cutting-automotive-parts-sound-vibration-control.html lists a property in Germany and that your website does not list your properties in Ohio, Kentucky, Indiana, Arkansas or Tennessee. Please reconcile your disclosure or advise.

Principal Stockholders, page 62

27. Please provide beneficial ownership information as of the most recent practicable date. Refer to Item 403 of Regulation S-K. With respect to The Peninsula Fund V, Limited Partnership, please also disclose the natural person who exercises or the persons who exercise the sole or shared voting power or dispositive power for the shares listed in the table on page 62.

Certain Relationships and Related Transactions, page 63

28. Please disclose the material terms of your Management Services Agreement, specifically the formula to calculate the "major transactions," a description of the transactions that qualify as "major transactions" and a description of the management services that Taglich Private Equity LLC will provide as it appears that you currently have a board of directors and executive officers.

Repurchase Rights, page 70

29. It appears that you may still be required to repurchase the temporary equity issued to Peninsula. Please include a risk factor to describe the risks to investors attendant to the repurchase rights of Peninsula described on page 70 or tell us why you believe this is unnecessary.

Unique Fabricating, Inc., page F-2

Interim Financial Statements, page F-2

Consolidated Balance Sheets, page F-2

30. Please revise your presentation of temporary equity and stockholders' equity on the face of the balance sheet to comply with the presentation requirements in accordance with Rule 5-02(27) and (29)-(30) of Regulation S-X. Your audited balance sheets as of December 29, 2013 and December 30, 2012 should be similarly revised.

31. Reference is made to accrued liabilities of $4,171,705 as of June 29, 2014. Please be advised you are required to state separately in the balance sheet or in a note to the financial statements any item (e.g. accrued payroll, interest, taxes, etc…) that exceeds five percent of total current liabilities. Your audited financial statements should be similarly revised, if applicable. Please advise or revise accordingly.

Note 3. Inventory, page F-11

32. We note from your disclosure in connection with the 2013 acquisitions of Unique Fabricating and PTI you recorded an adjustment of $1,076,898 to increase the historical

inventory carrying value on a FIFO basis to fair value. Of this amount, you indicate $394,794 was included in cost of goods sold during the 2013 successor period; however this is inconsistent with your disclosure on page F-32 which indicates that $730,932 was included in cost of goods sold during the 2013 successor period. Furthermore, the amounts disclosed in the last paragraph on page F-11 do not reconcile with the ending balance at June 29, 2014. Please advise and revise your footnote to correct the inconsistency.

Note 6. Long term Debt, page F-13

33. Based on the information described on page 21 under dividend policy, as well as on page 9 and 12 in the Risk Factors section, your senior credit facility contains financial covenants which may have the effect of precluding or limiting the amounts that you can pay as dividends. In accordance with Rule 4-08(e)(1) of Regulation S-X, please revise your notes to the financial statements to disclose the nature and terms of significant restrictions on the company's ability to pay dividends.

34. Furthermore, as your senior credit facility restricts the ability of Unique Fabricating NA to pay dividends, make loans or otherwise transfer assets, please tell us whether the restricted net assets of your subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. If so, you are required to disclose the following in the notes to your financial statements:

   - the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances; and
   - the amounts of such restricted net assets for subsidiaries (consolidated and unconsolidated) as of the end of the most recently completed fiscal year.

   Should restricted assets of the subsidiaries exceed 25 percent of total consolidated assets, you are also required to provide parent-only financial statements. Please advise or revise accordingly. Refer to Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X for further guidance.

Note 10. Stock Option Plan, page F-16

35. Please ensure your stock-based compensation footnote includes all requisite disclosure outlined in ASC 718-10-50, such as but not limited to:

   - the weighted-average grant date fair value of equity options granted during the year for each period presented;
   - for vested share options and shares options expected to vest, the intrinsic value of options exercisable and outstanding; and

- a description of the significant assumptions used to estimate the expected term of share options, including a discussion of the method used to incorporate the contractual term of the instruments and employees' expected exercise and post vesting employment termination behavior into the fair value of the instrument.

The notes to your audited financial statement should be similarly revised.

Note 15 – Fair Value Measurements, page F-19

36. We note that you measure interest rate swaps and temporary equity (i.e. redeemable common stock) on a recurring basis using level 2 and 3 inputs, respectively. In this regard, please revise your notes to the interim and annual financial statements to comply with the disclosure requirements outlined in ASC 820-10-50-2c.

Report of Independent Registered Public Accountant Report, page F-21

37. We note the date of report refers to September 23, 2014 for the Successor period from December 31, 2012 through March 17, 2013. It appears the date should refer to the Predecessor period. Please advise or revise the report accordingly.

Exhibit 23.1

38. Please include a currently dated consent of the independent registered public accounting firm upon publicly filing your registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Ira A. Rosenberg
        Sills Cummis & Gross, P.C.